Exhibit 99.1

Caspi Oil Gas LLP and Liberty Resources Acquisition Corp. Amend their Acquisition Letter Consideration

Kuala Lumpur, Malaysia – November 22, 2022 – Caspi Oil Gas LLP (“Caspi” or “the Company”) and Liberty Resources Acquisition Corp. (NASDAQ: LIBY, LIBYU, LIBYW) (“Liberty”), a special purpose acquisition company, announced today that they have amended their Acquisition Letter by a Fourth Amendment increasing the transaction consideration to $463.7 million and extending the due diligence period and exclusivity period to December 15, 2022.

The additional consideration shall be paid in the form of a new series of preferred stock that will be redeemable by Liberty at any time for (i) cash in the amount of $36 million, (ii) non-cash product such as gas sold up to the value to be determined by Liberty and Markmore or (iii) a combination thereof.

Cautionary Statement Regarding Forward-Looking Statement

This press release contains statements that constitute “forward-looking statements,” including with respect to the proposed initial public offering and the anticipated use of the net proceeds. No assurance can be given that the offering discussed above will be completed on the terms described, or at all, or that the net proceeds of the offering will be used as indicated. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s registration statement and preliminary prospectus for the Company’s offering filed with the SEC. Copies of these documents are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law

Contact

Garry Richard Stein

Liberty Resources Acquisition Corp.

Phone: 1-305-809-7217